OMV Investor News

05006888

82-3209

March 9, 2005

OMV discovers oil in UK North Sea

OMV, the leading oil and gas group in Central Europe, today announced that its 100% subsidiary OMV (U.K.) Limited together with partners, have drilled a discovery well in the southern part of block 22/12a in the Central North Sea some 200 km north-east of Aberdeen. The well was operated by Shell and was drilled in November 2004. Information from the well is now being evaluated to determine the options for development and appraisal. OMV has a 10% share in this exploration license. The discovery lies close to OMV interests in the Howe oil field in the northern part of block 22/12a (OMV 20% and 2,600 boe/d net) and the Bardolino oil discovery, a potential development in block 22/13a where OMV has recently increased its interest to 38%.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "This oil discovery is the second exploration success after Rosebank/Lochnagar for OMV UK recently and shows that there is still attractive growth potential left in UK, a core region for OMV where we plan to expand our portfolio."

Background information:

The southern part of block 22/12a will have the following partner interests subject to the completion of various farm-out agreements.

Joint venture Partners:

Shell U.K. Limited (Operator)	30%
OMV (U.K.) Limited	10%
Apache North Sea	50%
Petro Summit Investment UK Limited	10%

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London. OMV (U.K.) Limited has currently 10 producing fields and more than 40 exploration licenses in the North Sea. The average production is about 17,000 barrel of oil equivalent per day (boe/d).

Balanced international E&P portfolio
OMV owns a balanced international E&P portfolio in 18 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East and Australia/New Zealand. Following the acquisition of 51% of Petrom S.A., Romania´s largest oil company, OMV's daily production volume is approximately 340,000 boe/d, and the company's reserves amount to approximately 1.4 bn boe.

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Move & More. OMV

OMV Aktiengesellschaft
With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as market capitalization of approximately EUR 8 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion m³ of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central and Eastern Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 gas stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.



FAROE ISLANDS
TRANCHE 7
ATLANTIC OCEAN
UK
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For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting
Noga Villalón, London , IR — Tel. +44 (20) 7367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press — Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115-201; e-Mail: mark@cjpcom.com

Next result announcement **January–December and Q4 2004** on March 15, 2005

Move & More. OMV